DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHA[redacted]
LONDON EC

15, AVENUE I
75008 F

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT
212-450-4560

MESSETURM
60308 FRANKFURT AM MAIN

MARQUÉS DE LA ENSENADA, 2
28004 MADRID ESPAÑA

1-6-1 ROPPONGI
MINATO-KU, TOKYO 106-6033

3A CHATER ROAD
HONG KONG

03037435

RECD S.E.C.
NOV 17 2003
1086

File No. 82-4939

November 17, 2003

Re: Grupo Ferrovial, S.A. — Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

SUPPL

Ladies and Gentlemen:

On behalf of Grupo Ferrovial, S.A. (the "Company") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "Commission") the following :

- Other Communications dated October 30, 2003
- Significant Disclosure dated November 5, 2003
- Advance Quarterly Results: Third Quarter 2003

All of which were furnished to the *Comisión Nacional del Mercado de Valores* (CNMV).

If you have any questions, please do not hesitate to contact me at (212) 450-4560. Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait.

Very truly yours,

Lillian R. Saldanha

Lillian R. Saldanha
Legal Assistant

11/18

In accordance with the provisions of article 82 of the Securities Market Law (Ley del Mercado de Valores), GRUPO FERROVIAL, S.A. hereby notifies the Comisión Nacional del Mercado de Valores of the following:

OTHER COMMUNICATIONS

On 30 October 2003, in accordance with article 216 of the Consolidated Spanish Corporations Law, the Board of Directors resolved to distribute 0.22 euros gross per share as the 2003 interim dividend.

That dividend will be paid on 14 November 2003.

Madrid, 30 October 2003.

José María Pérez Tremps
Director and Secretary of GRUPO FERROVIAL, S.A.

GRUPO FERROVIAL, S.A., in compliance with the provisions of Article 82 of the Securities Market Law (*Ley de Mercado de Valores*), hereby notifies the Comisión Nacional del Mercado de Valores of the following

SIGNIFICANT DISCLOSURE

The Agbar, Suez and Ferrovial groups today completed the sale and purchase of shares representing 100% of the capital stock of CESPA, Compañía Española de Servicios Auxiliares S.A., following approval by the competition authorities of the contract signed between the parties on 29 August 2003. It is also expected that the transfer of shares of Trasa, Tratamiento de Residuos, S.A., which is pending authorisation from the European Commission, will go head shortly.

The acquisition by Grupo Ferrovial of the Cespa Group, the second-largest operator in Spain in the area of street cleaning and solid waste management and the leader in industrial waste management, was completed at a cost of 501.5 million euros, although this price may vary depending on the equity of the Cespa Group at 30 September 2003.

With this acquisition, the Ferrovial Group has consolidated its growth strategy in the services sector, becoming one of the main operators in the sector, with a significant presence in waste collection and management and in the infrastructure maintenance and facility management businesses in Spain and in the United Kingdom (through UK company Amey, which was also acquired in 2003).

Given the significant growth in Ferrovial's services division, an internal reorganisation of activities is advisable. Therefore, the Ferrovial Group Board of Directors has decided to commence a restructuring of this division, which aims to organise the various business lines through a number of market operations in the coming months.

Following these operations, FERROVIAL SERVICIOS S.A., a wholly-owned subsidiary of Grupo Ferrovial S.A., will continue to be the flagship entity in this division, while maintaining its own facility management business. The other activities will be conducted through fully-independent specialised subsidiaries: CESPA (urban services, waste treatment and management, gardening services); GRUPISA (infrastructure maintenance); EUROLIMP (facility cleaning); AMEY (infrastructure maintenance, service and maintenance management through PFI and PPP, and facility management in the UK).

Madrid, 5 November 2003

José María Pérez Tremps
Director – Company Secretary, GRUPO FERROVIAL, S.A.

GENERAL

Security reference

VERSION 3.2.0

ADVANCE QUARTERLY RESULTS:

QUARTER 3 **YEAR** 2003

Company name:
GRUPO FERROVIAL, S.A.

Business address:
C/ PRINCIPE DE VERGARA, 135 - 28002 MADRID

Tax identification no.
A - 28606556

Persons who assume responsibility for this information, the posts they occupy and identification of their powers or faculties by virtue of which they represent the company:

Nicolás Villén Jiménez, Chief Financial Officer, empowered by the notary Antonio del Moral Carro on 15 February 1993 in Madrid with protocol no. 394 and registered at the Mercantile Register on 18 February 1993.

Signature:

A) ADVANCE ON QUARTERLY RESULTS

Units: Thousands of Euros

		INDIVIDUAL		CONSOLIDATED	
		Current year	Previous year	Current year	Previous year
NET REVENUES	0800	48,423	29,872	3,904,525	3,575,181
EARNINGS BEFORE TAXES	1040	134,106	290,218	391,923	573,595
EARNINGS AFTER TAXES	1044	124,271	292,253	272,534	391,081
Earnings attributed to External Shareholders	2050			(57,662)	3,607
INCOME FOR THE YEAR ATTRIBUTED TO CONTROLLING COMPANY	2060			214,872	394,688
SUBSCRIBED CAPITAL	0500	140,264	140,264		
AVERAGE NUMBER OF EMPLOYEES	3000	183	177	31,218	28,525

B) BUSINESS PERFORMANCE

(Although the comments for inclusion in this section are summarised due to the synthetic character of this quarterly information, they must enable investors to form a sufficient opinion about the company's activity and the results obtained during the period covered by this quarterly information, as well as its financial and net worth position and other relevant data about the company's general operations.)

PDF *attached*

C) BASIS OF PRESENTATION AND VALUATION STANDARDS

(The financial and accounting data and information included in this periodic public information statement must apply the principles, valuation standards and accounting criteria envisaged in the current regulations regarding the financial and accounting information to be included in the annual accounts and interim financial statements of the sector to which the company belongs. If, exceptionally, the generally accepted accounting principles and criteria required by the corresponding regulation in force are not applied to the attached data and information, this fact and the reasons behind it must be sufficiently explained, and the impact of their non-application on the net worth, financial position and results of the company or its consolidated group must be disclosed. With a similar scope as above, any changes that may have occurred in the accounting criteria used to prepare the attached information with respect to the latest audited annual financial statements must also be disclosed and discussed. If the same accounting principles, criteria and policies have been applied as in the latest annual financial statements, and if they are in accordance with the accounting regulations in force regarding the entity, indicate this expressly.)

All the financial and accounting information included in this documentation was prepared in accordance with the generally accepted accounting principles and criteria required by current law.

The same principles and criteria used in the audited financial statements as at 31 December 2002 and in the information reported as at 30 September 2002 were also applied.

In the period, the main changes in the consolidated group were as follows:

Infrastructure:

- In March 2003, the consortium comprising Ferrovial Infraestructuras, S.A. (Ferrovial's concession subsidiary) and Irish construction company SIAC signed the N4/N6 Kinnegad Kilcock Motorway 30-year concession contract with Ireland's Transport Ministry and National Roads Authority (NRA) for 400 million euros.

The N4/N6 motorway concession was awarded to Eurolink Motorway Operation Ltd, which was consolidated on 1 June 2003. Grupo Ferrovial has a 93% stake (direct and indirect) through its subsidiary Ferrovial Infraestructuras, S.A.

- In May 2003, Grupo Ferrovial acquired the Belfast City Airport concession (Northern Ireland), through subsidiary Ferrovial Aeropuertos, S.A. Ferrovial paid 33.7 million euros to acquire 100% of Belfast City Airport Plc., which holds a 125-year concession to manage the airport (1989-2114). Of the total investment, 22.8 million euros came from Grupo Ferrovial and the remaining 10.9 million euros came from external debt.

Belfast City Airport Plc. has been consolidated since 1 June 2003.

- In July 2003, Grupo Ferrovial invested 10.54 million euros to increase its stake in the Sydney Airport concession from 19.6% in June 2003 to 20.68%.

Services:

- In June 2003, Ferrovial acquired UK group Amey Plc., whose activities involve infrastructure maintenance, facility management, and private financing and management of infrastructure and services for government.

Amey has been consolidated since 1 June 2003.

- On 29 August 2003, Ferrovial agreed to acquire 100% of Cespa, which specializes in urban services and waste management, and 50% of its subsidiary Ecocat, leader in special industrial waste management. This operation initially amounted to 514.5 million euros, which is subject to review.

At the end of 3Q03, this operation was pending authorisation by the competition authorities, so the stake has not been consolidated in these financial statements.

D) DIVIDENDS DISTRIBUTED IN THE PERIOD:

(Include the dividends distributed from the start of the business year)

		% of par value	Euros per share	Amount (thousands of euros)
1. Ordinary shares	3100	46.1	0.47	64,628
2. Preference shares	3110	0	0	0
3. Non-voting shares	3120	0	0	0

Additional information about distributed dividends (interim, supplementary, etc.)

Annex on the next page

E) SIGNIFICANT EVENTS (*)

		YES	NO
1. Acquisitions or transfer of holdings in listed companies subject to *mandatory disclosure in accordance with art. 53 of the Spanish* Securities Market Law (5% and multiples)	3200		X
2. Acquisition of treasury stock subject to mandatory disclosure in accordance with additional provision 1 of the Spanish Corporations Law (1%)	3210		X
3. Other significant increases and decreases in fixed assets (holdings of over 10% in unlisted companies, significant investments or divestments, etc.)	3220	X	
4. Increase and decrease in share capital or securities value	3230		X
5. Issuance, redemption or cancellation of debt securities	3240		X
6. Change in Directors or Board of Directors	3250	X	
7. Amendments to the Company Bylaws	3260	X	
8. Transformation, mergers or spin-offs	3270		X
9. Changes in the sector's institutional regulation with a significant effect on the economic or financial situation of the Company or Group	3280		X
10. Lawsuits, litigation or disputes that may have a significant effect on the net worth position of the Company or Group	3290		X
11. Bankruptcy, protection from creditors, etc.	3310		X
12. Special agreements on total or partial limitation, assignment or waiver of voting and dividend rights of the Company shares	3320		X
13. Strategic agreements with domestic or foreign groups (cross-holdings, etc.)	3330		X
14. Other significant events	3340	X	

(*) Mark the corresponding box with an X; if affirmative, include annex detailing the date of the notification to the CNMV and the SRVB.

Additional information about distributed dividends (interim, supplementary, etc.)

On 21 March 2003, the Shareholders' Meeting of Grupo Ferrovial, S.A. resolved to pay a supplementary dividend of 0.47 euros per share (64,628,196.17 euros) out of 2002 income, excluding the treasury stock existing at the time of the aforementioned meeting. This dividend was paid on 12 May 2003.

On 30 October 2003, the Board of Directors resolved to distribute an interim dividend of 0.22 euros per share out of 2003 income.

F) ANNEX EXPLAINING SIGNIFICANT EVENTS

1. On 21 March, the Shareholders' Meeting approved, among others, the following resolutions:

- Approval of the individual and consolidated financial statements and management report of Grupo Ferrovial, S.A.

- Allocation of 2002 income and distribution of a dividend of 0.67 euros per share out of 2002 income which, after deducting the interim dividend that had already been paid, amounts to 0.47 euros per share, paid from 12 May 2003.

- Approval of the Board of Directors's conduct of business in 2002.

- Re-appointment of the directors Rafael del Pino y Calvo-Sotelo, José María Pérez Tremps, Santiago Eguidazu Mayor, Juan Arena de la Mora and the company Portman Baela, S.L., appointment of the director Casagrande de Cartagena, S.L. and ratification of the appointment by co-option of Gabriele Burgio.

- Appointment of PriceWaterhouse Coopers Auditores, S.L. as the auditor of the company and its consolidated group for three years.

- Amendment to the bylaws, inserting the Audit and Control Committee regulation.

- Authorisation so that the Board of Directors can establish the obligation for its members to allocate part or all of their remuneration as members of the Board to acquiring company shares.

2. On 16 April, Ferrovial Servicios, a company wholly owned by Grupo Ferrovial, S.A., announced its intention of acquiring all the shares of AMEY PLC, which are listed on the London Stock Exchange. The total value of the bid for 100% of the company is equivalent to €117.7 million. The bid was presented on 25 April and was declared unconditional on 29 May. After completing the bid, on 26 June AMEY PLC was delisted and the shares that were not included in the bid were acquired through a squeeze-out, which ended on 2 September, so Ferrovial now owns 100% of AMEY PLC.

3. Ferrovial Aeropuertos, wholly owned by Grupo Ferrovial, S.A, acquired 100% of Belfast City Airport Plc, which holds the airport operating concession, for 49.3 million euros (of which 33.7 million euros represent the financial investment and the remaining amount the concession company's exisiting debt).

4. On 27 June, the Board of Directors approved a stock option remuneration programme for executives (excluding directors and senior management) involving a maximum of 1,800,000 own shares (1.28% of capital).

5. On 25 July, the Board of Directors approved a new Board of Directors Regulation and a new Internal Code of Conduct in Matters Relating to the Securities Markets, which replaced those in force until that date, to comply with Law 44/2002, of November, on Measures to Reform the Financial System, and Law 26/2003, dated 17 July, that amends Law 24/88, dated 28 July, of the Securities Market and the Consolidated Text of the Spanish Corporations Law in order to reinforce transparency in listed companies.

On 3 October 2003, in compliance with Additional Provision Four of Law 44/2002, Grupo Ferrovial confirmed to the Comisión Nacional del Mercado de Valores that it had disseminated the Internal Code of Conduct to all the persons in the scope of application.

6. On 29 August, Ferrovial reached an agreement with Agbar and Suez to buy their solid waste business. After this transaction, Ferrovial will own 100% of Cespa, S.A., the parent company of that solid waste business, and 50% of Ecocat, a leading processor of special industrial waste. The price set initially for the entire transaction is 514.5 million euros, pending adjustment. The transaction was authorised by the competition authorities in Spain (tacitly) and Portugal, so, except for 25% of Ecocat, which is still pending authorisation by the EU competition authorities, it will be completed shortly.

7. On 30 October, the Board of Directors resolved to distribute an interim dividend of 0.22 euros gross per share out of 2003 income.

The foregoing information was disseminated on 27 February, 21 and 25 March, 16 April, 23 and 29 May, 7 and 31 July, and 29 August.

INSTRUCTIONS FOR COMPLETING THE ADVANCE ON QUARTERLY RESULTS (GENERAL)

- The required monetary amounts must be expressed in thousands of euros, without any decimals and rounded off, unless otherwise stated.
- Negative amounts must be expressed with a minus sign (-) in front of the number.
- Each figure must include next to it the figure for the corresponding period of the previous year, unless otherwise stated.

- DEFINITIONS:

(1) Net revenues comprise the amounts from the sale of products and services rendered as part of the company's ordinary activities, less discounts and other rebates on sales and value added tax and other taxes directly related to the revenues figure.